SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 3)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                             CRYOPAK INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                  22 89 04 108
                                 (CUSIP Number)

                              Andell Holdings, LLC
                           Esarbee Investments Limited
                               c/o Claridge, Inc.
                           1170 Peel Street, 8th Floor
                        Montreal, Quebec H3B 4P2, Canada
                                 (514) 878-5200
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    (Copy to)
                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                                 April 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    8,708,571
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,708,571
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,708,571
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 3 of 6 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andell Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 4 of 6 Pages

      The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D dated May 6, 2002, as amended by Amendment Nos. 1 and 2 thereto (the "Schedule 13D"). Unless the context indicates to the contrary, this Amendment No. 3 amends and restates the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D remains unamended.

Item 1. Security and Issuer.

      The Schedule 13D as amended by this Amendment No. 3 relates to the common shares (the "Common Shares") of Cryopak Industries Inc., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1053 Derwent Way, Annacis Island, Delta, British Columbia, Canada V5M 5R4. This Amendment No. 3 is being filed to report an additional acquisition of Common Shares by Esarbee Investments Limited, a Canadian corporation ("Esarbee") and an additional disposition of Common Shares by Andell Holdings, LLC, a Delaware limited liability company ("Andell") and to reflect the recent lapsing of unexercised warrants.

Item 2. Identity and Background.

      (a) The Reporting Persons (as defined in the Schedule 13D) remain the same. However, as indicated in Section 5(e) below, after the filing of this Amendment No. 3, Andell will cease to be a Reporting Person with respect to the Issuer.

      (d) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons (as defined in Amendment No. 2 filed on or about December 11, 2003) have been convicted in a criminal proceeding.

      (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Esarbee used its working capital to acquire 2,015,000 Common Shares in the Issuer from Andell. Andell does not pay any consideration in connection with the transactions described herein.

Item 4. Purpose of Transaction.

      The Reporting Persons continue to hold the securities of the Issuer for investment purposes. Esarbee's purpose in acquiring the Common Shares in the reported transactions is to increase its non-controlling equity investment in the Issuer. For Andell, the purpose of the transaction is to reduce its position in the Common Shares. Except as set forth in this Amendment No. 3 and in the attached Exhibit, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 5 of 6 Pages

Item 4 of Schedule 13D. Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      (a) Andell no longer beneficially owns any Common Shares.

      Esarbee may be deemed to beneficially own 8,708,571 Common Shares. With respect to Esarbee, this represents 21.9% of the Common Shares of the Issuer.

      Esarbee acquired 2,015,000 Common Shares from Andell in a private transaction pursuant to a Memorandum of Agreement (the "Agreement") dated as of April 23, 2004, which is the effective date of the transfer. The aggregate purchase price is Cdn.$378,900.00, which is payable in cash on or prior to May 3, 2004.

      Warrants owned by each Reporting Person exercisable into 937,500 Common Shares expired on April 26, 2004.

      (b) Each of the Reporting Persons possesses the sole power to vote or dispose of the Common Shares reported herein as beneficially owned by it.

      (c) Except as set forth in this Amendment No. 3, during the last sixty days there have been no transactions in the Common Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

      (d) None.

      (e) Andell ceased to be the beneficial owner of more than five percent of the Common Shares on April 23, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On April 23, 2004, Esarbee and Andell entered into the Agreement, pursuant to which Esarbee purchased and Andell sold 2,015,000 Common Shares for an aggregate consideration of Cdn.$378,900.00.

      Except as previously filed or as set forth in this Amendment No. 3 or the Exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named or described in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

      1. Memorandum of Agreement, dated April 23, 2004, by and between Esarbee and Andell.

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: April 27, 2004

ESARBEE INVESTMENTS LIMITED             ANDELL HOLDINGS, LLC


By: /s/ Oded Tal                        By: /s/ Jay H. Rubinstein
    ----------------------------------      ----------------------------------
    Name: Oded Tal                          Name: Jay H. Rubinstein
    Title: Vice-President, Investments      Title: Manager

                         [Exhibit 1 begins on next page]